SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Liberty Expedia Holdings, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109
Series B Common Stock: 53046P208

(CUSIP Number)

Andrew J. Nussbaum, Esq.
Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 404,659 (1) (2) (3) Series B Common Stock: 2,636,328 (1) (2)

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 404,659 (1) (2) (3) Series B Common Stock: 2,636,328 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 404,659 (1) (2) (3) Series B Common Stock: 2,636,328 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3) (4) Series B Common Stock: 93.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)
The Proxy and Voting Agreement, dated as of November 4, 2016 (the “Malone Proxy”), by and among John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone” and, together with Mr. Malone, the “Malone Group”) and Barry Diller (“Mr. Diller”) contains provisions relating to the voting and disposition of the Series A common stock and Series B common stock held by the Malone Group. Accordingly, Mr. Diller may be deemed to share beneficial ownership of such shares held by the Malone Group until the termination of the Malone Proxy.  See Item 6.

(2)
The information regarding the number of shares as to which Mr. Diller shares voting and/or dispositive power and that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Statement is based on information set forth in Amendment No. 1 to the Statement on Schedule 13D with respect to the Issuer filed by Mr. Malone on March 7, 2018.

(3)
Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Diller as noted above; however, if such shares of Series A Common Stock were included, Mr. Diller would have beneficial ownership of 3,040,987 shares of Series A Common Stock and Mr. Diller’s aggregate beneficial ownership of Series A Common Stock, as a series, would be approximately 5.3%, subject to the relevant footnotes set forth herein.

(4)
For purposes of calculating beneficial ownership of Mr. Diller, the total number of shares of Series A common stock outstanding was 54,496,214 and the total number of shares of Series B common stock outstanding was 2,830,174, in each case, as of December 31, 2018, based on information provided by the Issuer.  Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock.  Generally, each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes.  Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.3% of the voting power of the Issuer based on the outstanding shares noted above.  See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the following series of common stock of Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty” or the “Issuer”), beneficially owned by Mr. Diller:  (a) Series A common stock, par value $0.01 per share (“Series A Common Stock”) and (b) Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Mr. Diller has been informed that, on February 1, 2019, a member of management of Expedia Group, Inc., a Delaware corporation (“Expedia”), as authorized by a special committee of disinterested directors formed by the Board of Directors of Expedia (the “Special Committee”), conveyed to a member of Liberty management a proposal for Expedia to acquire the outstanding shares of Liberty in a business combination transaction in which the outstanding shares of Series A Common Stock and Series B Common Stock would be exchanged for newly issued shares of common stock, par value $0.0001 per share, of Expedia (the “Expedia Common Stock”).  Over the course of the next two days, the member of Expedia management, as authorized by the Special Committee, and the member of Liberty management, as authorized by a committee of the Board of Directors of Liberty, composed of all of Liberty’s Common Stock Directors (the “Transaction Committee”), engaged in discussions regarding a possible exchange ratio for the transaction.

As of the filing of this Amendment, the member of Expedia management had last proposed a possible exchange ratio of 0.347 of a share of Expedia Common Stock for each outstanding share of Series A Common Stock and Series B Common Stock (the “Expedia Proposal”), subject to the negotiation of mutually acceptable transaction agreements.  In connection with conveying the Expedia Proposal, the member of Expedia management also communicated that the Special Committee had not authorized making any proposal to Liberty with a higher exchange ratio.  Based on a total of 54,496,214 shares of Series A Common Stock and 2,830,174 shares of Series B Common Stock outstanding on December 31, 2018, the Expedia Proposal would involve the issuance by Expedia of an aggregate of 19,892,257 shares of Expedia Common Stock in respect of all outstanding shares of Common Stock.  Liberty beneficially owns 11,076,672 shares of Expedia Common Stock and 12,799,999 shares of Class B common stock, par value $0.0001 per share, of Expedia (the “Expedia Class B Common Stock”).

Also, as of the filing of this Amendment, the member of Liberty management had last proposed a possible exchange ratio of 0.373 of a share of Expedia Common Stock for each outstanding share of Series A Common Stock and Series B Common Stock (the “Liberty Proposal”), subject to the negotiation of mutually acceptable transaction agreements.  In connection with conveying the Liberty Proposal, the member of Liberty management also communicated that the Transaction Committee had not authorized making any proposal to Expedia with a lower exchange ratio.  Based on the number of outstanding shares of Common Stock on December 31, 2018, the Liberty Proposal would involve the issuance by Expedia of an aggregate of 21,382,743 shares of Expedia Common Stock in respect of all outstanding shares of Common Stock.

In addition, in connection with the consummation of any such transaction, as would be permitted under certain circumstances by the governance and shareholder agreements relating to Expedia currently in effect, Mr. Diller expects to exchange shares of Expedia Common Stock beneficially owned by him for shares of Expedia Class B Common Stock currently owned by Liberty and a charitable foundation formed by Mr. Diller may likewise exchange shares of Expedia Common Stock it owns for shares of Expedia Class B Common Stock currently owned by Liberty, and that Mr. Diller and Expedia may enter into certain amendments to the governance agreement currently in effect relating to Mr. Diller’s ability to exchange for or purchase in the future additional shares of Expedia Class B Common Stock, as well as other governance arrangements and transfer restrictions.  Such exchange would not affect the consideration to be paid in any potential transaction between Liberty and Expedia.

Mr. Diller expects that there may be continued discussions among the parties regarding a potential transaction and related matters, including the terms of any continuing governance agreement between Mr. Diller and Expedia.  There can be no assurance that any discussions that may occur among Liberty, Mr. Diller, Expedia and/or the Special Committee or the Transaction Committee will contain transaction terms consistent with those described above, or result in the entry into a definitive agreement concerning a transaction (or the terms and conditions thereof) or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement.  Discussions concerning a possible transaction may be terminated at any time and without prior notice.

Mr. Diller does not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of Liberty and Expedia have approved a specific transaction, if any, except as may be required by law.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) Other than the Covered Shares, which may be deemed to be beneficially owned by Mr. Diller by virtue of the Malone Proxy, Mr. Diller has not acquired and, for purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any securities of the Issuer. As a result of the Malone Proxy, Mr. Diller may be deemed to be the beneficial owner of (i) 404,659 shares of Series A Common Stock, which constitute less than 1% of the outstanding shares of Series A Common Stock, based on 54,496,214 shares of Series A Common Stock outstanding as of December 31, 2018, based on information provided by the Issuer, and (ii) 2,636,328 shares of Series B Common Stock, which constitute 93.2% of the outstanding shares of Series B Common Stock based on 2,830,174 shares of Series B Common Stock outstanding as of December 31, 2018, based on information provided by the Issuer. Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share). Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.3% of the voting power of the Issuer based on the outstanding shares noted above. The information regarding the number of shares that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Amendment is based on information set forth in Amendment No. 1 to Mr. Malone’s Schedule 13D/A with respect to the Issuer.

(c)  Except as provided in this Amendment, Mr. Diller has not executed any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: February 4, 2019

/s/ Barry Diller
Barry Diller